January 6, 2025

David A. Breach
Co-Chief Executive Officer
VistaOne, L.P.
Four Embarcadero Center, 20th Floor
San Francisco, CA 94111

       Re: VistaOne, L.P.
           Registration Statement on Form 10-12G
           Filed December 9, 2024
           File No. 000-56714
Dear David A. Breach:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

         After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Registration Statement on Form 10-12G
General

1. Please provide a comprehensive legal analysis regarding whether (i) you (together with your consolidated subsidiaries) and (ii) any unconsolidated
       subsidiaries, including any unconsolidated joint ventures formed between you and
       "one or more joint venture partners, operating partners or other third parties" meet the
       definition of an    investment company    under Section 3(a)(1)(A) of
the Investment
       Company Act of 1940 (the    1940 Act   ). In your response, please
address each of the
       factors outlined in Tonapah Mining Company of Nevada, 26 SEC 426 (1947) and
       provide legal and factual support for your analysis of each such factor.

       Please ensure that your response addresses the question of whether the company
          holds itself out as being    engaged primarily in the business of
investing in securities
       within the meaning of Section 3(a)(1)(A) of the 1940 Act. In this regard, we note that you (i) will be managed by a registered investment adviser, (ii) will pay a
 January 6, 2025
Page 2

          management fee    based on your net asset value to that registered
investment adviser,
       (iii) is apparently named after a private equity firm, Vista Equity Partners
       Management, LLC, and (iv) apparently expects to sell and repurchase its units based on its net asset value. In addition to any other relevant considerations, please address whether these representations, together with any similar representations made to investors, would indicate to a reasonable investor that you are primarily engaged in the business of investing in securities, notwithstanding any disclaimers offered in the
       Form 10.
2.     Revise to disclose, or attach as an exhibit, the Valuation Policy.
3. We note that the general partner can waive a number of provisions of the Valuation
       Policy, Limited Partnership Agreement, and Investment Management
Agreement.
       Revise to disclose whether the general partner will provide any notice of instances where they have made use of that discretion in the management of the fund, the resolution of conflicts of interest or the determination of Transactional NAV, including to calculate fees.
4. Please supplementally provide us with copies of all written communications or other sales literature that you, or anyone authorized to do so on your behalf, present to potential investors.
Forward-Looking Statements; Risk Factor Summary, page iv

5. We note that you refer to Section 27A of the Securities Act. Please note that, because you are not currently subject to the reporting requirements of section 13(a) or section
       15(d) of the Exchange Act, the safe harbor provisions for forward-looking statements of the Private Securities Litigation Reform Act of 1995 found in Section 27A of the
       Securities Act and Section 21E of the Exchange Act do not apply to you. Please delete all mention of this safe harbor.
6. Consistent with your disclosure on pages 16 and 56, please add disclosure or a cross-
       reference regarding the early repurchase deduction to inform investors in this section that any repurchase requests of units that have not been outstanding for at least two years will be subject to an early repurchase deduction equal to 5% of the value of the transactional NAV.
Investment Objective and Strategy, page 1

7. We note your disclosure that you are managed by VEPF Management, L.P., a wholly-
       owned subsidiary of Vista Equity Partners Management, LLC, and that you go on to discuss Vista's "demonstrated...ability to create value through a disciplined investment focus." We further note that you go on to attribute your ability to turn investments into
       "profitable growth businesses." We note your disclosure on page iv that states that
       "the fund will employ a strategy that differs from that of prior Vista PE Funds." Please discuss, in substantially greater detail, the differences between VistaOne's investment focus and the focus and strategy of prior Vista managed funds.
8. Please revise to provide more detailed information regarding the Vista Best
       Practices" and how those practices will have to be changed due to your change in investment focus.
 January 6, 2025
Page 3

Item 1. Business, page 1

9. Please expand your business section to include a plan of operations for the next twelve months, and state clearly that you have not yet begun operations. In the discussion of your planned activities, include specific information regarding material events or steps required to pursue your planned activities, including any contingencies such as raising additional funds.
10. We note your disclosure on pages 39 and 130 that unitholders are not entitled to vote in the election of your directors, bring matters before meetings of unitholders or nominate directors at such meeting, nor are they generally able to submit unitholder proposals. Please briefly disclose the lack of unitholder voting power in the risk factor summary and business sections.
The Fund - VistaOne, L.P., page 1

11. Revise this section to clarify, if true, that it intends for any subsequent sales to Feeder
       Funds or other collective investment vehicles will also fit into the
Section 3(c)(7)
       exemption from registration under the 1940 Act.
The General Partner and the Manager, page 4

12. Please revise your disclosure to provide more detailed information regarding the manager's background, including its key personnel, previous roles in managing funds, performance history and any sector specific expertise. Also, discuss the manager's prior history using leverage in its managed investments. The discussion should highlight the differences in the strategies employed by prior funds and the strategies to be used by VistaOne.
VistaOne Structure, page 5

13.    Please revise the organizational chart to identify VistaOne, L.P.   s
percentage of
       economic and voting interests by class of shares, such as Class S, Class B and Class
       D. Please also revise the organizational chart to clarify in the chart or by footnote which entity is the registrant.
Investment Process
Deal Execution, page 11

14.    Please revise to provide more detailed information regarding    Vista
s Critical Factors
       for Success.
Leverage, page 14

15. We note your disclosure that "[o]ther than borrowings incurred solely to provide interim financing prior to the receipt of capital,", you do not intend to incur borrowings that would cause the aggregate amount of recourse indebtedness to exceed 30% of your total assets. However, you then also state that during your initial ramp-up period or during a market downturn or in connection with a large acquisition your leverage may exceed 30%. Please clarify whether there are any specific actual limitations on these leverage ratios. In addition, disclose in this section, if true, that you have no financing committed from Vista.
 January 6, 2025
Page 4
Repurchase Program, page 15

16. Please provide us with your analysis as to the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your Unit repurchase program.
17. With respect to the continuous private offering and unit repurchase program, please provide us with a legal analysis that supports your apparent belief that Regulation M would not prohibit repurchases during the offering.
Repurchase Arrangement for Class V Units, page 16

18. Please provide us with your analysis as to the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your Class V Unit repurchase program.
19. With respect to the continuous private offering and Class V Unit repurchase program, please provide us with a legal analysis that supports your apparent belief that
       Regulation M would not prohibit repurchases during the offering. Valuation, page 18

20. Revise your disclosure to state how investors will be made aware of the monthly
       Transactional NAV. Also, please disclose the extent to which you intend to disclose any revisions to Transactional NAV based upon inputs from independent valuation expert.
Item 1A. Risk Factors, page 32

21. Please review each risk factor heading to ensure that each clearly conveys a separate, specific risk to investors regarding your company, industry or security. Investors should be able to read the risk factor headings and understand what the risk is and the result of the risk as it specifically applies to you. As a non-exclusive list, we note the following risk factor headings:
           Performance Information on page 32;
           Policies and Procedures on page 33; and
           Indemnification on page 36.
Item 4. Security Ownership of Certain Beneficial Owners and Management, page
120

22. We note your disclosure that the only VistaOne securities outstanding after the initial capitalization are held by your general partner. If and when shares are issued, update this section to provide the beneficial ownership table contemplated by
Item 403 of
       Regulation S-K. Refer to Item 4 of Form 10.
Item 11. Description of Registrant's Securities to be Registered, page 129

23.    We note that you disclose the following categories of Units:
           Classes A-B, F-B and B Units;
           Classes A-D, F-D and D Units;
           Classes A-I, F-I, and I Units; and
           Classes E and V Units.

       Please clarify, if true, that the four different categories of units differ from each other
 January 6, 2025
Page 5

       only by differing subscription and servicing fees charged for each unit type. In the alternative, clarify what other material differences exist between the categories of units. Further, clarify the differences between the different class of units within each category.
Item 15. Financial Statements and Exhibits, page 133

24. We note your disclosure on page 116 that you have entered into an Expense Support
       Agreement with your manager, VEPF Management, L.P. Please file this agreement as an exhibit to your registration statement, or provide your analysis as to why you believe it is not required to be filed. Refer to Item 601(b)(10) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Amit Pande at 202-551-3423 or Robert Klein at 202-551-3847 if you
have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or Christian Windsor at 202-551-3419 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance
cc:   Mark Brod